Exhibit 99.1

X3 Holdings Declares Common Stock Dividend to Boost Shareholder Value and Liquidity

Singapore, March 6, 2024 /BUSINESS WIRE/ - X3 Holdings Co., Ltd. (Nasdaq: XTKG) (“X3 Holdings” or the “Company”), a global provider of digital solutions and technology services spanning diverse industries, is pleased to announce that its Board of Directors has declared a 6% common stock dividend.

This dividend will be distributed on May 27, 2024, to shareholders of record as of April 26, 2024. For every 100 shares held on the record date, shareholders will receive an additional 6 common shares.

Stewart Lor, CEO of X3 Holdings, stated: “We are committed to maximizing value for our shareholders, and this dividend declaration reflects that commitment. Our aim is to improve shareholder value and liquidity while expanding access to our common shares for a broader base of investors. This dividend declaration underscores X3 Holdings’ dedication to its investors and its confidence in the Company’s future growth and performance.”

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements; specifically, the Company’s statements regarding listing on the NASDAQ Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in the markets that the Company operates and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com